SCHEDULE 13D

Amendment No.0
Sepracor Incorporated
common stock
Cusip #817315104


Cusip # 817315104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	59,400
Item 8:	None
Item 9:	2,886,190
Item 10:	None
Item 11:	3,378,240
Item 13:	11.83%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.00 par value (the "Shares") of Sepracor Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 111 Locke Drive, Marlborough, MA
01757.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by eighteen of the Fidelity Funds, twelve of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds own 2,826,790 Shares, the cost of which is $166,023,789.07. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since October 20, 1998.

	The Accounts of FMTC own 59,400 Shares, the cost of which is $2,607,272.21. The Accounts of FMTC used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since October 20, 1998.

	The International Funds and accounts own 492,050 Shares, the cost of which is $265,557,029.05. The International Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, FMTC, and FIL beneficially own all 3,378,240 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 2,826,790 Shares, or approximately 9.90% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 59,400 Shares, or approximately 0.21% of the outstanding Shares of the Company.
FIL beneficially owns, as investment advisor to the International Funds, 492,050 Shares, or approximately 1.72% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, Edward C.
Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL are 3,378,240 Shares, or approximately 11.83% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 2,826,790 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 59,400 Shares and sole power to vote or to direct the voting of 59,400 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 5, 1999	By:	/s/Eric D.
Roiter
	Eric D. Roiter
	VP & Genl Counsel
	Duly authorized under Power of
	Attorney dated December 30,
1997
	by and on behalf of FMR Corp.
	and its direct and indirect
subsidiaries




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

	POSITION WITH	PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	CEO, Director &
	Director & Chairman
Chairman of the	of the Board FMR Co.
Board FMR Corp.	FMR (Far East) Inc.
		FMR (UK) Inc. & FIL.

J. Gary Burkhead	Director and Vice Chairman	Director
FMTC			of FMR Corp.
	Institutional Services Co.
		President, FIIS Co.
Inc.

James C. Curvey	Director and Vice Chairman,	President
and Chief Operating 		of FMR Corp.
	Officer, FMR

William L. Byrnes	Director, FMR Corp.	Director, Fidelity
International
	Ltd.

Abigail P. Johnson	Director, FMR Corp.	Director, Fidelity
Management
		Trust Company;
Senior Vice
		President, FMR Co.

George A. Vanderheiden	Director, FMR Corp.
	Senior Vice President, Fidelity
	Management & Research
	Company; Senior Vice
		President, Fidelity
Management
		Trust Company

Stephen P. Jonas	Executive Vice President, 	Executive
Vice President,
	Chief Financial Officer, FMR	Chief
Financial Officer, FMR
	Corp.	Corp.

David C. Weinstein	Executive Vice President,	Executive
Vice President,
Administration and 	Administration and
Government
Government Affairs, FMR 	Affairs, FMR
Corp.
Corp.


SCHEDULE B


First Brands Corporation

Twenty-one Fidelity Fund(s) purchased Shares since October 20, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	10/23/98	400,800		$36.0758571
	10/26/98	96,700		36.2687000
	10/27/98	97,000		36.8621000
	10/28/98	88,200		37.1840000
	10/29/98	475,300		37.1056333
	10/30/98	48,400		37.7750000
	11/02/98	321,100		37.7533187
	11/03/98	136,000		37.4903846
	11/04/98	128,100		37.5937500
	11/05/99	128,500		37.4062500
	11/09/98	231,900		37.9444444
	11/10/98	77,100		38.0486111
	11/11/98	189,500		37.7351750
	11/16/98	1,600		38.1250000
	11/17/98	100,000		38.1025750
	11/19/99	185,000		38.3684600
	11/20/98	150,000		38.7246375
	11/23/98	173,400		38.3750000
	11/24/98	26,600		38.0000000
	11/30/98	200		37.5000000
	12/04/98	205,000		37.6250000
	12/07/98	14,700		37.9673000
	12/08/98	160,500		37.9309400
	12/11/98	300		37.5000000
	12/17/98	144,600		38.9583333
	12/18/98	279,400		38.9874230
	12/21/98	140,400		38.9721600
	12/28/98	4,700		39.1250000
	12/29/98	200		39.1875000
	01/04/99	2,600		39.2500000
	01/07/99	16,000		38.5742000
	01/08/99	200		38.6250000
	01/14/99	300,000		37.9785000
	01/19/99	86,000		38.7898000
	01/20/99	132,000		39.0019000
	01/21/99	125,000		38.9025000
	01/22/99	30,000		38.6354000
	01/26/99	80,000		40.2473000



SCHEDULE B


First Brands Corporation

Six Fidelity Fund(s) sold Shares since October 20, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	11/02/98	100,000		$37.7767857
	11/03/98	100,000		37.0721153
	11/04/98	99,600		37.5937500
	11/05/98	100,000		37.4062500
	11/09/98	220,000		37.9531250
	11/10/98	120,000		38.0455833
	11/11/98	120,000		37.7500000
	11/12/98	46,100		37.7308000
	11/13/98	56,200		37.8750000
	11/16/98	45,700		38.1485000
	11/17/98	157,100		38.0923666
	11/18/98	69,500		38.0975000
	11/19/98	100,000		38.3125000
	11/20/98	100,000		38.7187500
	11/23/98	103,400		38.5000000
	11/24/98	94,100		38.0000000
	11/25/98	100,000		37.5000000
	11/30/98	41,900		37.2933000
	12/01/98	67,900		37.5920000
	12/02/98	60,300		37.5916000
	12/03/98	28,700		37.7167000
	12/04/98	191,900		37.6936333
	12/07/98	89,500		37.9564000
	12/08/98	100,000		37.9375000
	12/09/98	69,800		37.5691000
	12/11/98	20,400		37.4974000
	12/14/98	100,000		38.7813000
	12/15/98	100,000		38.9915000
	12/16/98	100,000		38.9636000
	12/17/98	103,300		38.9638500
	12/18/98	391,200		38.9791666
	12/21/98	100,000		38.9687500
	12/22/98	100,000		39.1447000
	12/23/98	100,000		39.5148000
	12/24/98	45,900		39.2425000
	12/28/98	76,100		39.2325000
	12/30/98	115,200		39.3067000
	12/31/98	63,600		39.4824000
	01/04/99	50,000		39.1646000
	01/05/99	50,000		38.9686000
	01/06/99	50,000		39.0000000
	01/07/99	12,300		38.6078500
	01/11/99	50,000		38.5252000
	01/12/99	130,000		38.5715000
	01/13/99	20,000		38.3750000
	01/14/99	190,000		37.9515500
	01/15/99	10,700		38.2625000



SCHEDULE B

First Brands Corporation
Fourteen Account(s) purchased Shares since October 20, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
	10/27/98	3,000		$36.8621000
	10/28/98	1,800		37.1840000
	10/29/98	9,200		37.0805000
	10/30/98	1,600		37.7750000
	11/02/98	6,900		37.7678000
	11/03/98	4,000		37.7083333
	11/04/98	1,500		37.5937500
	11/05/98	1,500		37.4062500
	11/09/98	8,100		38.0000000
	11/10/98	13,000		38.0312500
	12/02/98	1,500		37.6250000
	12/09/98	2,300		37.6875000
	12/15/98	13,000		38.9688000
	12/16/98	900		39.0625000
	12/18/98	18,300		38.9697000
	12/21/98	24,600		38.9858000
	12/23/98	5,800		36.0944000
	12/26/98	3,300		36.2687000
	01/06/99	1,800		39.0000000
	01/15/99	3,900		38.6250000
	01/20/99	15,200		39.2188000



SCHEDULE B

First Brands Corporation

Four Accounts sold Shares since October 31, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE
	11/03/98	30,000		$37.8125000
	11/04/98	30,000		37.5937500
	11/05/98	30,000		37.4062500
	11/09/98	20,000		37.9375000
	11/10/98	20,000		38.0013000
	11/11/98	20,000		37.7500000
	11/12/98	4,400		37.7308000
	11/13/98	5,300		37.8750000
	11/16/98	4,300		38.1485000
	11/17/98	20,000		38.0125500
	11/19/98	20,000		38.3125000
	11/20/98	20,000		38.7187500
	11/23/98	20,000		38.5000000
	11/24/98	7,500		38.0000000
	11/25/98	10,000		37.5000000
	11/30/98	3,300		37.2933000
	12/01/98	5,300		37.5920000
	12/02/98	50,000		37.6875000
	12/02/98	4,700		37.5916000
	12/03/98	2,300		37.7167000
	12/04/98	19,200		37.7279500
	12/07/98	6,800		37.9564000
	12/08/98	10,000		37.9375000
	12/09/98	5,200		37.5691000
	12/11/98	1,500		37.4974000
	12/14/98	10,000		38.7813000
	12/15/98	10,000		38.9915000
	12/16/98	10,000		38.9636000
	12/17/98	10,300		38.9638500
	12/18/98	12,000		39.0000000
	12/21/98	12,000		38.9791666
	12/22/98	10,000		39.1447000
	12/23/98	10,000		39.5148000
	12/24/98	4,100		39.2425000
	12/30/98	10,000		39.3067000
	12/31/98	7,200		39.4824000
	01/04/99	10,000		39.1646000
	01/05/99	8,400		38.9686000